FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press release entitled “BBVA Francés” reports consolidated third quarter earnings for fiscal year 2011”.

Buenos Aires, November 10, 2011 - BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated third quarter earnings for fiscal year 2011.

Highlights

During the third quarter, BBVA Francés continued to strengthen the core business with the private sector, maintaining the best asset quality and coverage ratios, together with high levels of solvency and liquidity.

—

BBVA Francés’ recurring net income reached AR$ 291.7 million at the end of the third quarter of 2011, while including the adjustments in public bonds’ valuations, which are mark-to-market, such net income was AR$ 114.7 million.

—	Recurring net income increased 38.3% and 11.7% compared to the same quarter of 2010 and the second quarter of 2011, respectively.

—

Net interest income from the private sector increased 51.8% in the last twelve months and 12.0% during the third quarter. Such increases are based on the important expansion of finances to the most dynamic sectors, small and middle size companies and individuals.

—

The private sector loan portfolio increased 2,336.7 million to AR$ 20,723.1 million, an increase of 12.7% compared to the previous quarter and 57.7% compared to the same quarter of 2010. Such growth was due mainly to the significant increase in the middle market portfolio together with the expansion of consumer financing.

—

BBVA Francés remains the leading bank in the Argentine financial system in terms of asset quality. As of September 30, 2011, the non-performing loan ratio reached 0.44% with a coverage ratio of 456.9%.

—	The Bank’s total deposits increased 31.4% during the last twelve months and 8.9% during the third quarter, totalizing AR$ 28,442.6 million at September 30, 2011.

—

BBVA Francés maintained adequate levels of liquidity and solvency. As of September 30, 2011, liquid assets (cash and due from banks plus central bank instruments) represented 32.5% of the bank’s deposits. The capital ratio reached 15.5% of weighted risk assets, with an excess of capital over the Central Bank’ minimum requirement of AR$ 1,072.3 million.

—

BBVA Francés returned to the capital markets placing the first issuance of Negotiable Obligations under the USD 500 million global program, aimed at funding business growth. The total amount issued exceeded AR$ 185 million, the largest transaction for an argentine bank in local currency and one of the most significant considering all type of issuers.

—	During September 2011, 516,544 ordinary shares were issued as part of the merger with Consolidar Comercializadora S.A. increasing the Bank’s capital stock to 536,877,850 ordinary shares.

—

On October 6, 2011, the BBVA Group entered into an agreement with Galeno Argentina S.A. to sell all shares it held in Consolidar Aseguradora de Riesgos de Trabajo S.A; 12.5% of which correspond to BBVA Francés. This transaction will be closed upon receiving the relevant authorization from the Argentine Insurance Superintendence (Superintendencia de Seguros de la Nación) and the completion of all other terms and conditions of the transfer.

—

With respect to the announcements made by the European authorities concerning the capital requirements applicable to European banks, the BBVA Group has informed that, according to the information available, it considers itself to be in position to comply with these new requirements through organic capital generation of capital, balance sheet management, active management of its business portfolio and, where appropriate, other alternatives to generate core capital.

Economic Environment

During July and August of 2011, the rate of growth of the Argentine economy decelerated. On average, the Monthly Estimator of Economic Activity (EMAE) decreased 0.2% compared to the second quarter of the year. However, this slowdown was not a surprise as it is in line with expectations.

Inflation, as measured by the Greater Buenos Aires Consumer Price Index (which is used to calculate the CER adjustment for some sovereign assets) increased 2.5% in the last three months (9.9% in annual terms) in the third quarter accumulating 7.3% during the first nine months of 2011.

The primary fiscal surplus of the national public sector was AR$ 1,269 million during the third quarter of 2011, a decrease of 79.0% compared to the previous quarter. Total public sector revenues increased 6.4% compared to the previous quarter while fiscal expenditures grew at a rate of 11.4% in the same period. The most important taxes such as VAT and Income tax were the main contributors to fiscal results, increasing 32% and 33.1% year over year and the third quarter of 2011, respectively; over Total Tax Revenues which increased 26.5% in the same period. While total fiscal spending increased 39% year over year, transfers to the private sector increased 31% in the same period.

The accumulated trade balance in the third quarter of 2011 ended with a surplus of US$ 2.375 million, 40.6% lower than the second quarter of the year, and 19.1% below the balance obtained in the same quarter of 2010.

The Argentine Central Bank (BCRA) intervention in the foreign exchange market resulted in sales of US$ 2,045 million in the third quarter compared to the second quarter of the year, when the monetary authority purchased US$ 397 million. The exchange rate (BCRA reference rate) closed at AR$ 4.2045 per U.S. dollar on September 30, 2011, increasing 2.3% compared to June 30, 2011. The stock of international reserves fell USS 3.106 million during the third quarter, totaling at US$ 48,590 million by September 30, 2011.

The Badlar rate at private banks averaged 13.06% in the last month of the third quarter an increase of 178 bp compared to the average of June 2011.

Total deposits in the financial system increased 6.4% on average in the third quarter of 2011 compared to the second quarter of 2011, while private sector deposits rose 7.6% in the same period, slightly lower than quarterly growth during the second quarter. Private sector loans showed a larger increase of 13.1% during the same period, reflecting an increase in the rhythm of growth compared to their performance during the second quarter of 2011.

The Bank

BBVA Francés remains one of the leaders among Argentine banks, demonstrating day by day its stability and solvency, as well as its flexibility to adapt and anticipate market changes.

Through its commercial strategy of focusing its actions and policies on clients, the Bank strengthened its relationship with all segments it services. To that end, it continued to give priority support to the productive segment, maintaining credit lines and leasing at fixed and variable rate for small and medium-sized companies. Such resulted in an increase in portfolio and share.

Because of that it continuous with the priority on the support to the productive segment, maintaining loans and leasing at fix and variable rate for small and middle size companies. Such actions results in an increase in the portfolio and in the market share.

During September, BBVA Francés launched a new marketing campaign for credit cards. Such campaign reflects the Bank’s effort to obtain more and better benefits and discounts for its clients, showing the varied and significant partnerships entered into during the most recent months.

-LAN:    New promotions that allow customers to redeem LANPASS kilometers earned to travel to different destinations in Argentina using fewer kilometers than usual.

-T4F:“Time 4 Rock Passport”, an original offer that allows customers to enjoy exclusive benefits for the most anticipated concerts by Guns N’Roses and Aerosmith.

-Frávega: 10 % discount and 24 installments with 0% interest rate.

BBVA Francés launched an innovative service for its Agribusiness segment: expert advice from DDN Brokers, Asesores de Seguros y Norden Broker. All of our customers that sign an agreement for agricultural insurance through such companies gain access to special dollar lines of credit to finance various enterprises. If such coverage is paid with the BBVA Francés Agro credit card, customers get an automatic 15% discount.

The Bank received 42 projects to be evaluated for its traditional prize BBVA Francés Award to the Agricultural Entrepreneur, created in 1989. Throughout its history, the Award has generated the possibility of entrance to an exclusive circle that offers a large of business opportunities, image, prestige and advertising, together with the recognition of the most important authorities of the sector, who also act as judges.

Finally, focusing on the social objectives that BBVA Francés assumes as one of Argentina’s leading banks and following the BBVA Group’s strategic plan for Corporate Social Responsibility, the Bank has a scholarship program with the purpose of integrating and keeping low income high school students in the educational system. Currently, the Fundación BBVA Francés manages, jointly with 16 NGOs 1,240 scholarships in 23 centers in 9 provinces and Capital Federal.

Recently, with the aim of promoting the BBVA Francés Scholarship program, the Bank entered into a sponsorship agreement with the Colon Theatre, to promote the opera singing in cities around the country.

Presentation of Financial Information

—	Foreign currency balances as of September 30, 2011 have been translated into pesos at the reference exchange rate published by the BCRA. ($ 4.2045/ US$).

—

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group is shown as Investments in other companies (booked by the equity method) and the corresponding results are included in Income from equity investments.

—

Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)

(in thousands of pesos except income per share, income per ADS and percentages)

	Quarter ended			r% quarter ended 09/30/11
				vs quarter ended
	09-30-11	06-30-11	09/30/10	06-30-11	09/30/10
Net Financial Income	453,510	523,108	834,630	-13.3%	-45.7%
Provision for loan losses	(59,511)	8,621	(45,347)	-790.3%	31.2%
Net income from services	388,895	343,160	275,910	13.3%	40.9%
Administrative expenses	(569,822)	(535,616)	(559,391)	6.4%	1.9%
Operating income	213,072	339,273	505,802	-37.2%	-57.9%
Income (Loss) from equity investments	18,436	38,459	18,477	-52.1%	-0.2%
Income (Loss) from Minority interest	(3,993)	(4,358)	(3,509)	-8.4%	13.8%
Other Income/Expenses	(19,475)	22,177	31,718	-187.8%	-161.4%
Income tax and Minimum Presumed Tax	(93,331)	(198,547)	(115,228)	-53.0%	-19.0%
Net income for the period	114,709	197,004	437,260	-41.8%	-73.8%
Net income per share (2)	0.21	0.37	0.82	-41.8%	-73.8%
Net income per ADS (3)	0.64	1.10	2.45	-41.8%	-73.8%
(1)	Exchange rate: 42045 Ps = 1 US$

(2)	Assumes 536,877,850 ordinary shares outstanding

(3)	Each ADS represents three ordinary shares

Net income for BBVA Francés totaled AR$ 114.7 million at September 30, 2011. Such income includes the non-recurring effects resulting from the decline in the public bonds valuations.

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA

in thousands of pesos
Net Financial Income	644.003	(190.493)	453.510
Provision for loan losses	(59.511)	-	(59.511)
Net income from services	388.895	-	388.895
Administrative expenses	(569.822)	-	(569.822)
Operating income	403.565	(190.493)	213.072
Income (loss) from equity investments	18.436	-	18.436
Income (Loss) from Minority interest	(3.993)	-	(3.993)
Other Income/Expenses	(19.475)	-	(19.475)
Income tax and Minimum Presumed Tax	(106.811)	13.480	(93.331)
Net income for the period	291.722	(177.013)	114.709

In order to standardize the comparison with previous quarters; the analysis of the variations is made in terms of recurring results. Such homogenization is becoming increasingly important given the high degree of volatility in public bond valuations. This, in September, caused the loss registered during the quarter.

Proof of the volatility affecting results is seen in the price variation of the Bogar 18 bonds (adjusted by CER) and the Bonar 14 bonds (adjusted by Badlar); which decreased by -15.6% and -1.9%, respectively, in September compared to August. The price variations in October compared to September were increases of 11.6% for the Bogar 18 and 3.6% for the Bonar 14 bonds.

Condensed Income Statement PROFORMA	Recurring results
	Quarter ended	Quarter ended	Quarter ended	Δ% quarter ended
	09/30/2011	09/30/2011	09/30/2011	09/30/2011	09/30/2011
Net Financial Income	644,003	589,853	487,441	9.2%	32.1%
Provision for loan losses	-59,511	8,621	-45,347	-790.3%	31.2%
Net income from services	388,895	343,160	275,910	13.3%	40.9%
Administrative expenses	-569,822	-535,616	-459,391	6.4%	24.0%
Operating income	403,565	406,018	258,613	-0.6%	56.0%
Income (Loss) from equity investments	18,436	38,459	18,477	-52.1%	-0.2%
Income (Loss) from Minority interest	-3,993	-4,358	-3,509	-8.4%	13.8%
Other Income/Expenses	-19,475	22,177	31,718	-187.8%	-161.4%
Income tax and Minimum Presumed Tax	-106,811	-201,086	-94,345	-46.9%	13.2%
Net income for the period	291,722	261,210	210,954	11.7%	38.3%

As of September 30, 2011, BBVA Francés total net income reached AR$ 291.7 million, representing an increase of 38.3% compared with the same quarter in 2010 and 11.7% compared to the previous quarter.

Net interest income reflected the growth in business volume, increasing 32.1% and 9.2% compared to the third quarter of 2010 and the previous quarter, respectively.

During the second quarter of 2011, the Bank modified its allowances policy, as a consequence of the periodic monitoring that it makes of the loan portfolio behavior and the type of financings; resulting in a steady decrease in the non-performing ratio with a significant growth in the level of coverage.

At the same time, net income from services also registered a significant increase, growing 40.9% compared to the third quarter of 2010 and 13.3% during the last three months.

Administrative expenses increased 24% compared to the third quarter 2010 and 6.4% compared to the previous quarter.

Other/Income expenses registered a loss during the quarter mainly due to lower recovered credits, together with a tax recovery recorded during the second quarter.

With regard to Income tax, it is important to note that the second quarter reflected a significant fiscal impact from the sale of Consolidar Seguros de Retiro S.A.

(in	thousands of pesos except percentages)

	Quarter ended			r% quarter ended 09/30/11
				vs quarter ended
	09-30-11	06-30-11	09/30/10	06-30-11	09/30/10
Return on Average Assets (1)	1.3%	2.4%	6.2%	-45.3%	-78.8%
Return on Average Shareholders’ Equity	13.9%	25.0%	57.6%	-44.6%	-75.9%
Net fee Income as a % of Recurrent Operating Income	37.7%	36.8%	36.1%	2.4%	4.2%
Net fee Income as a % of Administrative Expenses	68.2%	64.1%	49.3%	6.5%	38.4%
Adm. Expenses as a % of Recurrent Operating Income (2)	55.2%	57.4%	73.3%	-3.9%	-24.7%

(1)	Annualized.

(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net financial income generated by the intermediation with the private sector maintained its upward trend, reflecting the significant expansion in the loan portfolio. It increased 51.8% compared to the third quarter of 2010 and 21.3% compared to the previous quarter.

As previously mentioned, income from private and public securities includes the non-recurring income originated by variations in their valuation. Such results totaled losses of AR$ 190.5 million and AR$ 66.7 million in the third and second quarter of 2011, respectively, whereas the quarter ended on September 30, 2011 included a gain or AR$ 347.1 million.

Income related to foreign currency exchange showed improvement of 68.0% and 21.0% compared to the same quarter of 2010 and to the previous quarter, respectively.

(in	thousands of pesos except percentages)

	Quarter ended			r% quarter ended 09/30/11 vs
				quarter ended
	09-30-11	06-30-11	09-30-10	06-30-11	09-30-10
Net financial income	453,510	523,108	834,630	-13.3%	-45.7%
Net income from financial intermediation	366,146	301,928	241,186	21.3%	51.8%
CER adjustment	29,102	30,980	36,654	-6.1%	-20.6%
Income from securities and short term investments	-76,226	65,648	477,896	n/a	n/a
Interest on Government guaranteed loans	8,817	12,919	18,255	-31.8%	-51.7%
Foreign exchange difference	66,029	54,564	39,307	21.0%	68.0%
Others	59,642	57,069	21,332	4.5%	179.6%

Income from Public and Private Securities

Beginning on March 1, 2011, according to Central Bank Communication A 5180, there was a change in the presentation criteria on which public assets were registered, rendering the “available for sale” category no longer valid; consequently, the unrealized valuation difference generated by such portfolio was recorded in the income statement.

The Bank has the discretion to mark-to market its total public bonds portfolio; because of that, such income includes the unrealized losses/gain from variations in the valuations of the portfolio.

(in	thousands of pesos except percentages)

	Quarter ended			r% quarter ended 09/30/11 vs
				quarter ended
	09-30-11	06-30-11	09-30-10	06-30-11	09-30-10
Income from securities and short-term investments	-76,226	65,648	477,896	-216%	-116%
Holdings booked at fair value	(132,924)	(4,985)	-	n/a	n/a
Holdings booked at amortized cost	-		-	-	-
Trading account	-	-	153,148	-	n/a
Available for sale	-	-	19,523	-	n/a
Bills and Notes from the Central Bank	58,339	70,159	63,407	-16.8%	-8.0%
Other fixed income securities	(1,641)	474	241,818	-446.2%	-100.7%
CER adjustment	29,142	31,022	36,701	-6.1%	-20.6%
CER adjustment	29,142	31,022	36,701	-6.1%	-20.6%

Net Income from Services

Net income from services increased 41.0% compared to the same quarter of 2010 and 13.3% compared to the second quarter of 2011.

During the last twelve months, there was significant growth in income from services (37.4%), driven mainly by increased consumption on credit cards, by growth in fees generated from insurance sales, along with those from PSA Finance S.A:, which increased 55% during the analyzed period.

Services charge expenses grew mainly due to the increase in promotions related to the Lan pass kilometers program.

Compared to the previous quarter, net income from services continued to grow, due mainly to higher levels of consumption in credit cards, which fees represented 34.4% of the total. Services charge on deposits and in foreign exchange and trade operations also increased. Service charge expenses decreased due to lower costs on promotions.

(in	thousands of pesos except percentages)

	Quarter ended			r% quarter ended 09/30/11 vs
				quarter ended
	09-30-11	06-30-11	09-30-10	06-30-11	09-30-10
Net income from services	388,895	343,160	275,910	13.3%	41.0%
Service charge income	506,774	462,569	368,711	9.6%	37.4%
Service charges on deposits accounts	124,282	115,638	97,399	7.5%	27.6%
Credit cards and operations	174,436	150,386	118,388	16.0%	47.3%
Insurance	44,439	45,044	34,051	-1.3%	30.5%
Capital markets and securities activities	5,983	6,495	4,478	-7.9%	33.6%
Fees related to foreign trade	22,157	20,330	16,622	9.0%	33.3%
Other fees	135,476	124,677	97,773	8.7%	38.6%
Services Charge expense	(117,879)	(119,409)	(92,802)	-1.3%	27.0%

Administrative Expenses

Administrative expenses did not register a significant variation compared to the third quarter of 2010 consequence of the decrease of 12.6% in personnel expenses, due to the charge related to the early retirements plans registered in such period of 2010; partially offset by growth in general expenses.

General expenses grew 28.4% in the last twelve months; such increase was due to higher taxes and the higher level business activity, partially offset by lower charges in advertisement and promotion expenses.

Compared with the previous quarter, administrative expanses grew 6.4%, including a 7.1% increase in personnel expenses, resulting from staggered salary increases whereas the increase in general expenses was 5.5% mainly due to increases related directly to the activity level and price adjustments related to structural fix costs, (cleaning, rent and security).

As of September 30, 2011, the Bank and its subsidiaries (except the Consolidar Group) had 5,032 employees. The branch’ office network totaled 268 offices, including 240 consumer branch offices and 28 branch offices specializing in the middle-market segment. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 14in-company branches and 2 point of sale outlets, 650 ATM’s and 694 quick deposit boxes (QDBs).

(in	thousands of pesos except percentages)

	Quarter ended			r% quarter ended 09/30/11 vs
				quarter ended
	09-30-11	06-30-11	09-30-10	06-30-11	09-30-10
Administrative expenses	(569,822)	(535,616)	(559,391)	6.4%	1.9%
Personnel expenses	(316,751)	(295,747)	(362,273)	7.1%	-12.6%
Electricity and Communications	(11,280)	(9,941)	(8,684)	13.5%	29.9%
Advertising and Promotion	(25,015)	(29,830)	(28,563)	-16.1%	-12.4%
Honoraries	(14,123)	(8,814)	(10,411)	60.2%	35.7%
Taxes	(43,482)	(49,861)	(30,020)	-12.8%	44.8%
Organization and development expenses	(7,401)	(6,930)	(5,593)	6.8%	32.3%
Amortizations	(16,654)	(15,844)	(14,766)	5.1%	12.8%
Other	(135,116)	(118,649)	(99,081)	13.9%	36.4%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 19.5 million during the third quarter of 2011, mainly due to lower recovered credits compared to the previous quarters. Besides, during the second quarter of 2011, an important tax recovered was registered, whereas that during the same quarter a year ago was a recovered of provisions for other contingencies.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. A gain of AR$ 18.4 million was recorded during the third quarter of 2011, mainly due to BBVA Frances’ stake in the Consolidar Group.

Balance and activity

Total Public Sector Exposure

The presentation criteria for public bonds and Central Bank’s instruments were modified in accordance with the mentioned BCRA Communication “A5180”, dated March 1, 2011.

In line with the new regulation, holdings recorded in the available for sale category were reclassified in holdings booked at fair value and in central banks instruments line items.

Exposure to the public sector’s National treasury decreased compared to the previous quarter mainly due to a lower valuations and sale of bonds.

The Bank’s portfolio of BCRA bills and notes increased 14.1% during the third quarter of 2011.

As of September 30, 2011, public sector national treasure assets represented 6.3% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 5.2% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, as well as, the BCRA’s bills and notes.

(in	thousands of pesos except percentages)

	Quarter ended			r% quarter ended 09/30/11 vs
				quarter ended
	09-30-11	06-30-11	09-30-10	06-30-11	09-30-10
Public Sector - National Government	2,308,401	2,728,670	3,410,152	-15.4%	-32.3%
Loans to the Federal government & Provinces	129,090	121,492	277,278	6.3%	-53.4%
Total bond portfolio	2,013,426	2,441,048	3,094,406	-17.5%	-34.9%
Holdings book at fair value	1,988,997	2,424,085	-	-17.9%	n.a.
Holdings book at amortized cost	164	170	-	-3.5%	n.a.
Trading	-	-	69,915	n.a.	-100.0%
Unlisted	-	-	1,976,055	n.a.	-100.0%
Allow ances	(183)	(190)	(132,060)	-3.7%	-99.9%
Bills and Notes from Central Bank	2,712,121	2,376,293	2,622,621	14.1%	3.4%
Own portfolio	1,878,570	2,004,357	2,028,659	-6.3%	-7.4%
Reverse repo w /Central Bank	(833,551)	(371,936)	(593,962)	100.0%	40.3%
Total exposure to the Public Sector	5,020,522	5,104,963	6,032,773	-1.7%	-16.8%
Total exposure to the Public Sector without repos	4,186,971	4,733,027	5,438,811	-11.5%	-23.0%

Loan Portfolio

The private sector loan portfolio totaled AR$ 20,723 million as of September 30, 2011, an increase of AR$ 7,584.9 million (57.7%), whereas in the last three months was AR$ 2,336.9 million (12.7%). Such increase was in line with the significant growth in consumption and capital investment.

All segments recorded an outstanding performance during the last twelve months. The middle market segment portfolio grew 68%, the retail segment increased 54% and the corporate segment grew 47%.

Increases in discounted notes, loans to finance foreign trade operations and leasing led the growth in the portfolio of small-and medium-size companies, while increases in personal loans, credit cards and car loans led the expansion in the consumer segment. Other financial loans and advances drove the increase in wholesale banking.

Compared to the previous quarter, the increase was mainly due to the expansion in the middle market portfolio (19%), consumer lending (10.3%) and the corporate segment (8.7%).

(in	thousands of pesos except percentages)

	Quarter ended			r% quarter ended 09/30/11 vs quarter ended
	09-30-11	06-30-11	09-30-10	06-30-11	09-30-10
Private & Financial sector loans	20,723,080	18,386,111	13,138,109	12.7%	57.7%
Advances	2,659,997	2,884,498	2,348,828	-7.8%	13.2%
Discounted and purchased notes	2,979,318	2,452,570	1,674,905	21.5%	77.9%
Consumer Mortgages	890,670	844,538	824,883	5.5%	8.0%
Car secured loans	1,435,982	1,171,505	707,216	22.6%	103.0%
Personal loans	3,454,081	3,014,398	2,189,892	14.6%	57.7%
Credit cards	2,909,836	2,877,488	1,949,629	1.1%	49.3%
Loans to financial sector	902,955	688,227	372,048	31.2%	142.7%
Other loans	5,681,352	4,638,296	3,251,749	22.5%	74.7%
Unaccrued interest	(50,474)	(34,275)	(22,371)	47.3%	125.6%
Adjustment and accrued interest & exchange differences receivable	288,232	240,686	190,768	19.8%	51.1%
Less: Allowance for loan losses	(428,869)	(391,820)	(349,438)	9.5%	22.7%
Loans to public sector	129,090	121,492	277,278	6.3%	-53.4%
Loans to public sector	45,836	41,509	97,192	10.4%	-52.8%
Adjustment and accrued interest & exchange differences receivable	83,254	79,983	180,086	4.1%	-53.8%
Net total loans	20,852,170	18,507,603	13,415,387	12.7%	55.4%

Asset Quality

BBVA Francés continues being the leader in the financial system in terms of asset quality.

As of September 30, 2011, the Bank’ asset quality ratio (non-performing loans over total loans) was 0.44%, while its coverage ratio (provisions over of non-performing loans) reached 456.9%.

Ti is important to note that on line with this performance and as a result of the Bank’s periodic monitoring of the portfolio’ performance and types of financing, it modified its allowances’ policy during the second quarter to adapt it to the default and expected loss estimates.

(in	thousands of pesos except percentages)

	Quarter ended			r% quarter ended 09/30/11 vs quarter ended
	09-30-11	06-30-11	09-30-10	06-30-11	09-30-10
Non-performing loans (1)	93,854	91,842	80,798	2.2%	16.2%
Allowance for loan losses	(428,869)	(391,820)	(349,438)	9.5%	22.7%
Non-performing loans/net total loans	0.44%	0.49%	0.59%	-9.2%	-24.9%
Non-performing private loans/net private loans	0.44%	0.49%	0.60%	-9.3%	-25.9%
Allowance for loan losses/non-performing loans	456.95%	426.62%	432.48%	7.1%	5.7%
Allowance for loan losses/net total loans	2.02%	2.07%	2.54%	-2.8%	-20.6%

(1) Non-performing loans include: all loans to borrow ers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under other receivables from financial intermediation.

(in	thousands of pesos except percentages)

	Quarter ended			r% quarter ended 09/30/11 vs quarter ended
	09-30-11	06-30-11	09-30-10	06-30-11	09-30-10
Balance at the beginning of the quarter	396,060	425,077	332,166	-6.8%	19.2%
Increase / decrease	59,511	(8,621)	45,347	-790.3%	31.2%
Provision increase / decrease - Exchange rate difference	999	621	197	60.9%	-407.1%
Decrease	(23,346)	(21,017)	(23,472)	11.1%	-0.5%
Balance at the end of the quarter	433,224	396,060	354,238	9.4%	22.3%

Deposits

As of September 30, 2011, total deposits reached AR$ 28.5 billion, an increase of 31.2% and 8.9% compared to the third quarter of 2010 and to the previous quarter, respectively.

Compared to the same quarter of 2010, both, sight deposits and time deposits registered growth, increasing 38.7% and 26.4%, respectively.

Both register a similar performance during the third quarter; increasing 11.1% and 7.1% respectively.

Currency deposits denominated in pesos increased 35.2% in the last twelve months and 7.7% in the last quarter. Meanwhile, deposits denominated in foreign currency increased 19.2% and 13.5% compared to the quarters ended September 30, 2010 and June 30, 2011, respectively.

By the end of September 30, 2011 deposits denominated in foreign currency reached AR$ 6.4 billion (equivalent to US$ 1.5 billion), representing 22.3% of the Bank’s total deposits, maintaining a similar level to that of the previous quarter.

(in	thousands of pesos except percentages)

	Quarter ended			r% quarter ended 09/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Total deposits	28,442,659	26,107,143	21,650,827	8.9%	31.4%
Current accounts	6,623,847	6,206,011	5,991,280	6.7%	10.6%
Peso denominated	6,612,581	6,199,094	5,420,609	6.7%	22.0%
Foreign currency	11,266	6,917	570,671	62.9%	-98.0%
Saving accounts	9,477,688	8,831,035	6,784,149	7.3%	39.7%
Peso denominated	5,435,890	5,349,607	3,994,274	1.6%	36.1%
Foreign currency	4,041,798	3,481,428	2,789,875	16.1%	44.9%
Time deposits	11,697,076	10,450,636	8,431,339	11.9%	38.7%
Peso denominated	9,636,013	8,588,008	6,646,757	12.2%	45.0%
CER adjusted time deposits	846	721	787	17.3%	7.5%
Foreign currency	2,060,217	1,861,907	1,783,795	10.7%	15.5%
Investment Accounts	136,015	83,107	80,651	63.7%	68.6%
Peso denominated	136,015	83,107	80,651	63.7%	68.6%
Other	508,033	536,354	363,408	-5.3%	39.8%
Peso denominated	283,439	304,018	189,248	-6.8%	49.8%
Foreign currency	224,594	232,336	174,160	-3.3%	29.0%
Rescheduled deposits + CEDROS (*)	41,075	45,027	53,019	-8.8%	-22.5%
Peso denominated	41,075	45,027	53,019	-8.8%	-22.5%
Total deposits + Rescheduled deposits & CEDROS	28,483,734	26,152,170	21,703,846	8.9%	31.2%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

As of June 30, 2011, other funding sources totaled AR$ 882.5 million, an increase of 63.5% compared with the previous quarter. This increase is due to the issuance of ne negotiable obligations by both the Bank and PSA Finance together with the increase in dollar funding lines to finance foreign trade operations.

In August 2011, PSA Finance issued its Series 3 Notes due August 2013 for AR$ 70 million. The proceeds were applied to finance new operations during August and September 2011

In addition, on September 13, 2011 BBVA Francés issued its Series 1 negotiable obligations, maturing in 18 months for an amount of AR$ 185 million.

35.3% of the balances shown in the table below were denominated in foreign-currency by the end of September 2011.

(in	thousands of pesos except percentages)

	Quarter ended			r% quarter ended 09/30/11 vs quarter ended
	09-30-11	06-30-11	09-30-10	06-30-11	09-30-10
Lines from other banks	578,071	479,784	210,416	20.5%	174.7%
Senior Bonds	304,387	60,000	-	407.3%	-
Other banking liabilities	882,458	539,784	210,416	63.5%	319.4%
Subordinated Debt	-	-	-	-	-
Total other funding sources	882,458	539,784	210,416	63.5%	319.4%

Capitalization

As of September 30, 2011, the Bank’s total shareholder’s equity totaled AR$ 3.4 billion; representing an excess of AR$ 1.1 billion over the BCRA capital requirements. On the same date, the capital ratio reached 15.5% of assets adjusted to risk.

It should be noted that 516,544 ordinary shares were issued as part of the Consolidar Comercializadora merger in September 2011.

(in	thousands of pesos except percentages)

	Quarter ended			r% quarter ended 09/30/11 vs quarter ended
	09-30-11	06-30-11	09-30-10	06-30-11	09-30-10
Capital Stock	536,878	536,361	536,361	0.1%	0.1%
Issuance premiums	182,511	175,132	175,132	4.2%	4.2%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,024,472	1,024,472	0.8%	0.8%
Reserves on Profits	1,042,021	1,042,021	802,385	0.0%	29.9%
Unappropriated retained earnings	1,295,486	1,180,777	1,434,055	9.7%	-9.7%
Unrealized valuation difference	-	-	34,215	-	-
Total stockholders´equity	3,369,875	3,247,270	3,295,127	3.8%	2.3%

(in thousands  of pesos except percentages)

	Quarter ended			Δ% quarter ended 09/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Central Bank Minimum Capital Requirements	2,427,389	2,302,436	1,947,814	5.4%	24.6%
Central Bank Minimum Capital Requirements (a, b)	2,225,547	2,075,779	1,745,362	7.2%	27.5%
Market Risk	100,714	130,972	127,544	-23.1%	-21.0%
Increase in capital requirements related to custody	101,128	95,685	74,908	5.7%	35.0%
a) Central Bank Minimum Capital Requirements	2,225,547	2,075,779	1,745,362	7.2%	27.5%
Allocated to Asset at Risk	1,734,060	1,539,969	1,168,780	12.6%	48.4%
Allocated to Immobilized Assets	122,023	106,644	93,108	14.4%	31.1%
Interest Rate Risk	290,542	251,499	210,517	15.5%	38.0%
Loans to Public Sector and Securities in Investment	78,922	177,667	272,957	-55.6%	-71.1%
Non Compliance of Other Credit Regulations	-	-	-	-	-
b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	404,513	400,000	1,498,161	1.1%	-73.0%
5% of the securities in custody and book-entry notes	404,513	400,000	1,498,161	1.1%	-73.0%
Bank Capital Calculated under Central Bank Rules	3,499,739	3,314,189	3,372,537	5.6%	3.8%
Core Capital	2,862,679	2,854,784	2,460,605	0.3%	16.3%
Minority Interest	153,642	143,963	297,660	6.7%	-48.4%
Supplemental Capital	568,375	398,699	690,497	42.6%	-17.7%
Deductions	(84,957)	(83,257)	(76,225)	2.0%	11.5%
Excess over Required Capital	1,072,350	1,011,753	1,424,723	6.0%	-24.7%
Capital Ratio (Central Bank rules)	15.5%	14.7%	17.8%	5.6%	-12.7%
Excess over Required Capital as a % of Shareholders´Equity	31.8%	31.2%	43.2%	2.1%	-26.4%

Additional Information

(in thousands  of pesos except percentages)

	Quarter ended			Δ% quarter ended 09/30/11 vs quarter ended
	09-30-11	06-30-11	09-30-10	06-30-11	09-30-10
Exchange rate	4.20	4.11	3.96	2.3%	6.2%
Quarterly CER adjustment	2.34%	2.43%	2.29%	-3.9%	2.1%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss third quarter earnings will be held on Thursday, November 10th, 2011, at 12:00 PM New York time – 14.00 PM Buenos Aires time. If you are interested in participating, please dial (800) 769 8320 within the U.S. or +1 (416) 340 8018 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 4116910

Internet
This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Vanesa Bories Investor Relations (5411) 4346-4000 ext. 11622 vbories@bbvafrances.com.ar Cecilia Acuña Investor Relations (5411) 4341-5036 cecilia.acuna@bbvafrances.com.ar

Paula Bennati Investor Relations (5411) 4348-0000 ext. 25917 paula.bennati@bbvafrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar:  by the equity method)

BALANCE SHEET (in thousands of pesos)

	09-30-11	06-30-11	03-31-11	09/30/10
Cash and due from banks	7,367,878	6,973,953	5,995,772	6,229,957
Government and Private Securities	4,716,847	4,815,348	6,150,033	5,490,599
Holdings booked at fair value	1,988,997	2,424,085	2,319,927	-
Holdings booked at amortized cost	164	170	181	-
Trading account (listed securities)	-	-	-	69,915
Available for sale	833,551	-	-	950,737
Reverse repo w/Central Bank	833,551	371,936	910,591	593,962
Unlisted	-	-	-	1,976,055
Listed Private Securities	15,748	14,990	18,718	3,331
Bills and Notes from the Central Bank	1,878,570	2,004,357	2,900,806	2,028,659
Less: Allowances	(183)	(190)	(190)	(132,060)
Loans	20,852,170	18,507,603	16,557,829	13,415,387
Loans to the private & financial sector	20,723,080	18,386,111	16,350,242	13,138,109
Advances	2,659,997	2,884,498	2,478,445	2,348,828
Discounted and purchased notes	2,979,318	2,452,570	2,143,170	1,674,905
Secured with mortgages	890,670	844,538	838,860	824,883
Car secured loans	1,435,982	1,171,505	992,688	707,216
Personal loans	3,454,081	3,014,398	2,678,376	2,189,892
Credit cards	2,909,836	2,877,488	2,582,693	1,949,629
Loans to financial sector	902,955	688,227	556,446	372,048
Other loans	5,681,352	4,638,296	4,306,045	3,251,749
Less: Unaccrued interest	(50,474)	(34,275)	(29,886)	(22,371)
Plus: Interest & FX differences receivable	288,232	240,686	223,319	190,768
Less: Allowance for loan losses	(428,869)	(391,820)	(419,914)	(349,438)
Public Sector loans	129,090	121,492	207,587	277,278
Principal	45,836	41,509	72,004	97,192
Plus: Interest & FX differences receivable	83,254	79,983	135,583	180,086
Other banking receivables	1,461,563	874,172	1,597,922	4,051,782
Repurchase agreements	751,449	334,826	820,451	598,169
Unlisted private securities	8,398	1,684	81,797	94,249
Unlisted Private securities :Trustees	119	119	119	119
Other banking receivables	705,952	541,783	700,718	3,364,045
Less: provisions	(4,355)	(4,240)	(5,163)	(4,800)
Investments in other companies	140,081	127,447	347,700	424,223
Intangible assets	78,186	76,303	74,255	64,331
Organization and development charges	78,186	76,303	74,255	64,331
Other assets	1,793,892	1,659,409	1,491,719	1,254,234
Total Assets	36,410,617	33,034,235	32,215,230	30,930,513
Deposits	28,483,734	26,152,170	24,103,866	21,703,846
Current accounts	6,623,847	6,206,011	5,915,584	5,991,280
Saving accounts	9,477,688	8,831,035	7,729,326	6,784,149
Time deposits	11,697,076	10,450,636	9,917,304	8,431,339
Investment Accounts	136,015	83,107	65,504	80,651
Rescheduled deposits CEDROS	41,075	45,027	46,742	53,019
Other deposits	508,033	536,354	429,406	363,408
Other banking Liabilities	3,367,831	2,517,333	3,103,492	4,874,725
Other provisions	395,286	354,527	324,534	326,685
Other contingencies	394,842	354,089	324,103	326,248
Guarantees	444	438	431	437
Other liabilities	727,004	700,043	1,560,280	666,195
Minority interest	66,887	62,892	72,792	63,935
Total Liabilities	33,040,742	29,786,965	29,164,964	27,635,386
Total Stockholders´ equity	3,369,875	3,247,270	3,050,266	3,295,127
Total liabilities + stockholders’ equity	36,410,617	33,034,235	32,215,230	30,930,513

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar:  by the equity method)

INCOME STATEMENT (in thousands of pesos)

	09-30-11	06-30-11	03-31-11	09-30-10
Financial income	787,427	803,607	756,372	1,054,863
Interest on Cash and Due from Banks	1	1	-	-
Interest on Loans Granted to the Financial Sector	36,516	26,529	21,016	15,258
Interest on Overdraft	111,123	88,666	83,936	78,680
Interest on Discounted and purchased notes	80,912	62,145	55,995	42,432
Interest on Mortgages	31,781	30,119	29,817	27,882
Interest on Car Secured Loans	50,722	41,132	34,708	26,483
Interest on Credit Card Loans	89,918	84,215	76,178	64,428
Interest on Other Loans	290,653	241,830	215,701	186,711
From Other Banking receivables	8,243	7,775	5,165	7,974
Interest on Government Guaranteed Loans Decree 1387/01	8,817	12,919	12,211	18,255
Income from Securities and Short Term Investments	(76,226)	65,648	101,780	477,896
Net Income from options	(137)	(552)	639	2,618
CER	29,142	31,022	28,458	36,701
Foreign exchange difference	66,029	54,564	45,952	39,307
Other	59,933	57,594	44,816	30,238
Financial expenses	-333,917	(280,499)	(253,259)	(220,233)
Interest on Current Account Deposits	3	(3)	-	(3)
Interest on Saving Account Deposits	(2,412)	(2,114)	(1,902)	(1,570)
Interest on Time Deposits	(258,533)	(219,572)	(196,183)	(160,324)
Interest on Other Banking Liabilities	(16,405)	(10,728)	(8,938)	(3,640)
Other interests (includes Central Bank)	(2,148)	(332)	(1,592)	(6,071)
CER	(40)	(42)	(47)	(47)
Bank Deposit Guarantee Insurance system mandatory contributions	(11,323)	(10,594)	(9,878)	(8,882)
Mandatory contributions and taxes on interest income	(42,905)	(37,141)	(34,445)	(28,172)
Other	(154)	27	(274)	(11,524)
Net financial income	453,510	523,108	503,113	834,630
Provision for loan losses	(59,511)	8,621	(41,576)	(45,347)
Income from services, net of other operating expenses	388,895	343,160	303,827	275,910
Administrative expenses	(569,822)	(535,616)	(531,176)	(559,391)
Income (loss) from equity investments	18,436	38,459	38,820	18,477
Net Other income	(19,475)	22,177	8,203	31,718
Income (loss) from minority interest	(3,993)	(4,358)	(3,776)	(3,509)
Income before tax	208,040	395,551	277,435	552,488
Income tax	(93,331)	(198,547)	(81,953)	(115,228)
Net income	114,709	197,004	195,482	437,260

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	06-30-11	06-30-11	03-31-11	09/30/10
Cash and due from banks	7,367,916	6,974,023	6,011,204	6,231,889
Government Securities	4,723,981	4,821,760	8,168,268	7,519,515
Loans	20,888,599	18,507,603	17,881,171	14,786,836
Other Banking Receivables	1,461,563	874,172	1,660,234	4,078,700
Assets Subject to Financial Leasing	801,297	671,094	603,029	423,317
Investments in other companies	125,351	113,001	114,448	110,215
Other assets	1,088,597	1,081,111	1,029,785	970,992
Total Assets	36,457,304	33,042,764	35,468,139	34,121,464
Deposits	28,428,263	26,066,775	24,036,159	21,653,704
Other banking liabilities	3,367,831	2,517,333	3,129,587	4,879,470
Minority interest	79,491	75,253	197,250	232,053
Other liabilities	1,211,844	1,136,133	5,054,877	4,061,110
Total Liabilities	33,087,429	29,795,494	32,417,873	30,826,337
Total Stockholders´Equity	3,369,875	3,247,270	3,050,266	3,295,127
Stockholders´Equity + Liabilities	36,457,304	33,042,764	35,468,139	34,121,464

Net Income

	06-30-11	06-30-11	03-31-11	09/30/10
Net Financial Income	454,630	378,530	653,263	973,715
Provision for loan losses	(59,511)	8,621	(41,576)	(45,347)
Net Income from Services	388,895	343,225	303,762	275,814
Administrative expenses	(581,406)	(544,513)	(551,165)	(573,177)
Net Other Income	11,311	193,515	(68,523)	(63,549)
Income Before Tax	213,919	379,378	295,761	567,456
Income Tax	(94,974)	(198,825)	(82,222)	(125,133)
Net income	118,945	180,553	213,539	442,323
Minoritary Interest	(4,236)	16,451	(18,057)	(5,063)
Net income for Quarter	114,709	197,004	195,482	437,260

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 10, 2011	By:	/s/ José Carlos López Álvarez
		Name:	José Carlos López Álvarez
		Title:	Chief Financial Officer